SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general, in addition to the Relevant Fact disclosed on August 19, 2021, the closing of the public offering with restricted efforts, pursuant to CVM Instruction No. 476, of January 16, 2009, as amended (“CVM Instruction 476”), of debentures issued by the subsidiary Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil – CGT Eletrosul SA (“CGT Eletrosul”), as detailed below:

Four hundred thousand (400,000) simple debentures, not convertible into shares, unsecured, with unit face value of BRL 1,000.00 (one thousand reais), totaling BRL 400,000,000.00 (four hundred million reais) were subscribed and paid in million reais) on the issue date, being (i) BRL 185,000,000.00 (one hundred and eighty-five million reais) in the first series, pursuant to Law No. 12,431 of June 24, 2011, as amended , characterized as "green debentures", pursuant to Decree No. 8,874, of October 11, 2016, as amended by Decree No. 10,387, of June 5, 2020, and (ii) BRL 215,000,000.00 (two hundred and fifteen million reais) in the second series.

The net resources raised by CGT Eletrosul through the Issuance (i) of First Series Debentures will be used to leverage Transmission Reinforcement Investment Projects in the following priority projects listed below, as approved by the Ministry of Mines and Energy, under the terms of Ordinances No. 389, of October 27, 2020 and No. 850, of August 20, 2021 and will have the Green Seal through the Second Party Opinion (SPO) issued by Vigeo Eiris; (ii) of the Second Series Debentures will be used to reinforce cash for use in the ordinary course of the Company's business.

(i)	Project 1 - ANEEL Authorizing Resolution No. 7152/2018 of 07/09/2018: SE Londrina Installations - Expansion "M": Implementation of the 1st and 2nd bank of 525 bar reactors (project No. 7 MME Ordinance 389/2020);

(ii)	Project 2 - ANEEL Authorizing Resolution nº 7.576/2019 of 01/30/2019: Installations SE Londrina Copel - Eletrosul Expansion: Implementation of 02 230 Kv Line Entries SECTIONING of TL Londrina - Assis in SE Londrina Copel (project nº7 Ordinance MME 389/2020);

(iii)	Project 3 - ANEEL Authorizing Resolution No. 7.529/2018 of 12/28/2018: SE Desterro facilities - Expansion "B": Implementation of the 1st and 2nd bank of 230 kV three-phase bus reactors - 50 MVAr each in the Desterro SE and their respective connection modules, in the double bar arrangement with four keys. SE Palhoça - Expansion “I”: Replacement of the TF1 230/138 kV, with 84 MVA, by another of 150 MVA. SE Palhoça - "J" Expansion: Replacement of the TF2 and TF3 230/138 kV, 75 MVA each, by 02 units of 150 MVA each, (Project 4 MME Ordinance 389/2020);

(iv)	Project 4 - CCT No. 40003881: facilities SE Ijuí 2 - Expansion "B": Implement, in SE Ijuí 2, a 69 kV line input module, main busbar arrangement and transfer, referring to LI Ceriluz 3 - Ijuí 2, (Project 8 Ordinance MME 389/2020);

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

(v)	Project 5 - CCT No. 1013150004: installations SE Caxias 6 - Expansion "B" Deploy, at SE Caxias 6, two 69 kV line input modules, main bus arrangement and transfer, (Project 1 MME Ordinance 850/2021);

(vi)	Project 6 - EXPANSION "D" OF SE Missões - Expansion "D": CCT nº 40004833 - Implement, at SE Missões, a 69 kV line input module, main bus arrangement and transfer (Project 2 MME 850/ 2021)

(vii)	Project 7 - SE Siderópolis - Expansion "N": CCT nº 40005867 - Implement, in SE Siderópolis, a 69 kV line input module, main bus arrangement and transfer, referring to the Cocal do Sul LI – Siderópolis, (Project 3 MME Ordinance 850/2021);

(viii)	Project 8 - ANEEL Authorizing Resolution No. 9,655/2021 of 02/04/2021: installation of the Refurbishment of TL 230 kV Blumenau - Joinville Norte (17.26 km), TL 230 kV Blumenau - Joinville (12.35 km) and TL 230 kV Joinville - Joinville Norte (0.2 km), (Project 4 Ordinance MME 850/2021); and

(ix)	Project 9 - ANEEL Dispatch 1425/2021 of 05/14/2021: Implementation of reinforcements in the facilities under the responsibility of CGT ELETROSUL. 123 yard equipment will be replaced, being 46 Disconnect Switches, 03 Circuit Breakers, 05 Digital Pertubation Recorders and 69 Current Transformers, distributed in the SEs: Anastácio, Biguaçu, Blumenau, Caxias 6, Curitiba, Dourados, Farroupilha, Itajaí, Ijuí 2, Gravataí 2, Joinville, Londrina Esul and Nova Petrópolis 2. (Project 5 Ordinance MME 850/2021).

The maturity of the debentures (i) of the First Series will be 8 (eight) years from the date of issue, thus maturing on September 15, 2029; (ii) of the Second Series will be of 3 (three) years, maturing, therefore, on September 15, 2024. On the Updated Nominal Unit Value of the Debentures of the (i) First Series, compensatory interest corresponding to 5.3455% will be levied (five integers, three thousand, four hundred and fifty-five tenths of thousandths) per year, based on 252 (two hundred and fifty-two) Business Days, calculated on the Nominal Unit Value Updated by the variation of the Broad National Consumer Price Index (" IPCA"), calculated and published monthly by the Brazilian Institute of Geography and Statistics ("IBGE"), from the Start Date of Profitability until the date of its effective payment ("Monetary Update"), with the product of the Monetary Update incorporated into the Nominal Unit Value or the balance of the Nominal Unit Value of the Debentures, as the case may be (“Updated Nominal Unit Value”); (ii) The Second Series will bear interest corresponding to 100% (one hundred percent) of the accumulated variation of the average daily rates of the DI - Interbank Deposits of one day, "over extra-group", expressed as a percentage per year, base 252 (two hundred and fifty-two) Business Days, calculated and published daily by B3 SA – Brasil, Bolsa, Balcão, in the daily newsletter available on its website (http://www.b3.com.br), plus a surcharge of 1.78% (one whole seventy-eight hundredths percent) per year, based on 252 (two hundred and fifty-two) Business Days and, together with the DI Rate, "Remuneration Interest on Second Series Debentures", calculated in provided for in the documents of the CGT Eletrosul Offer.

Rio de Janeiro, September 22, 2021

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.